;
January 24, 2000                                     File Number: 9E1293

CAN-ACT CYLINDER AND CONTROLS INC.
2-3691 Viking Way
Richmond, BC
V6V 1 W1

Attention: Mr. Kevin Kerr

Dear Sir:

Re: Examination of Components after Testing

        1.                    INTRODUCTION

    The components from a prototype anti jackknife system (AJS) were received to evaluate any damage resulting from testing. The AJS was repeatedly tested to simulate the worst case loading situation.

    Bacon Donaldson was asked to examine the components, evaluate the damage and provide insight into materials for manufacturing the system. It is not the intention to provide advice regarding design, however, where design issues relate to materials, recommendations have been made for consideration.

    This is a prototype system and not in its final form. Discussions have indicated that the final product will be enclosed, with the exception of the active region, for protection from the environment.

    The AJS, from a materials perspective, must be able to withstand the loads applied during a jackknifing situation. It must also be able to operate effectively over a long period of time in changing environments without seizing or malfunction. The continuous problem free operation of the engaging mechanism has been taken into account with regards to materials.

        2.1                   Operational Parameters

    A photograph of the AJS in operation is presented in Figure 1. The AJS is bolted to the bottom of a trailer unit with the bolting flange vertical. The adjacent non-bolted flange is horizontal and not fixed to `she trailer. The
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CAN-ACT CYLINDERS AND CONTROLS INC.
Re: Examination of Components after Vesting

    "dog" is lowered into position between the 5t" Wheel opening faces. During normal highway driving, the dog will be in place and will cycle between the engaged position and the disengaged position depending on the driving situation.

    The AJS will only be significantly loaded during jackknife situations when the dog will be impacted between the 5t" wheel face surfaces. The system must be able to withstand repeated impacts during its lifetime, but will be inspected following any significant incident or impact.

    In summary, the AJS must be able to function with reliability during normal engage and disengage cycles over along period of time. It must also be able to withstand impact from jackknife situations and be able to function afterwards. The materials should also be such that they will be able to withstand the conditions of weather and environment fluctuations and severity.

        3.0                   EVALUATION OF PROTOTYPE DAMAGE

    The prototype was installed on a trailer as, shown in Figure l. The trailer reportedly weighed approximately 60,000 Ibs and the tractor weighed approximately 20,000 Ibs. The AJS was placed in the engaged position and the tractor and trailer intentionally attempted to jackknife. This process was repeated several times.

    The AJS as received for evaluation is presented in Figure 2. Examination of the AJS indicated several locations of permanent deformation damage. These will be detailed in the sections below. The bolting flange, support flange and cross members make up the support housing of the AJS.

        3.1                   Bolting Flange

    The bolting flange was manufactured from 0.375" carbon steel with a yield strength of approximately 40,000 psi. The bolting flange exhibited two types of permanent damage, deformation of the flange, and impingement of the bolt threads on the bolt holes. The impingement of the threads is shown in Figure
    3. This indicates the AJS system was moving during operation and suggests adequate clamping forces were not obtained upon fastening.


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CAN-ACT CYLINDERS AND CONTROLS INC.
Re: Examination of Components after Testing

    The bolting flange exhibited  distortion along the length as shown in Figure
    4. The deformation was more noticeable between the bolt holes. These locations correlate with welded connections to the bolting flange, and welding distortion may have contributed to the deformation.

    The maximum deformation was measured relative to the plane of the bolting flange. The maximum deformation noted was 0.054" located at arrow "A" on Figure 4.

        3.2                   Support Flange

    The attachment flange was manufactured from 0.375" thick carbon steel with a yield strength of approximately 40,000 psi. The support flange is located 90(degree) to the bolting flange and makes up one leg of the L shaped frame. The deformation was located at a similar location as the bolting flange (Figure 5).

    The maximum deformation noted on the support flange was measured relative to the plane of the support flange. The maximum permanent deformation was measured at 0.030" and is shown at arrow "A" shown on Figure 5.

        3.3                   Cross Members

    The cross members were manufactured from 1" thick plate and support the shaft as it travels on axis. The support members are identified as 1 - 4 as presented in Figure 6. Support member #3 was stiffened with a 2" support above the shaft hole.

    Upon examination, supports #1, #3 and #4 did not exhibit any deformation. Support #2 did exhibit permanent deformation at the location shown in Figure
    6. The total deformation was measured at 0.050" in the direction in which impact loading would have occurred. It was noted that the deformation only occurred above the shaft hole.

    The shaft and dog are presented in Figure 7. The shaft was manufactured from EN30B carbon steel with a yield strength of approximately 115,000 based upon

[
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Re: Examination of Components after Vesting

    supplier information far the hardness of the material. The shaft was examined to determine if permanent deformation had occurred. The shaft was found to be deformed at the interface of the 1.5" diameter section to the 2.3" diameter section. The total permanent set noted was 0.014" at this location. The location of permanent deformation is shown in Figure 7.

        3.5                   Dog

    The dog was also reportedly manufactured from a wrought bar of EN30B steel. The dog did not exhibit any sign of deformation.

        3.6                   Summary of Findings

    Both flange locations were found to be deformed at approximately the same locations. The location of deformation was at the end of the AJS with the least amount of stiffener support. The deformation was associated with welds which may have contributed to the degree of deformation. This location presents the best situation to estimate loads and was used to determine the approximate maximum load on the component. This was at best an estimate due to the number of cycles the apparatus was subjected to and the plastic deformation noted.

        3.7                   Estimate of Load on Component

    To completely identify the loads involved during critical operation of the AJS, strain gauge load analysis should be performed. Strain gauging will provide the most accurate information and present useable values for design considerations. The values determined from the deformation on the apparatus are at best estimates.

    Deflection or bending of a material is a function of the modulus of elasticity, the cross sectional area (section modulus), and the span, or distance between supports. Increasing the strength of the steel will not prevent deflection from occurring. In lacy, the steels of different strengths will deflect in an identical manner. The benefit of using a higher yield strength material is that permanent deformation will occur at greater deflections than with lower yield strength materials. The only way to improve deflection characteristics is to increase the section modulus, modulus of elasticity, or reduce the span.




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CAN-ACT CYLINDERS AND CONTROLS INC.
Re: Examination of Components after Testing

    A calculation for estimating loads on the support member which exhibited deformation were performed to estimate the feed to cause yielding. Since the support yielded and was subjected to multiple impacts, the actual total deflection which occurred is not known. Only the cross section above the shaft hole was used for the calculation, as only it exhibited deformation. The calculation is likely conservative considering the some of the load would have been carried around the hole. The estimated load on the support to cause yielding is 120,000 Ibs.

        4..0                  MATERIALS CONSIDERATIONS

        4.1                   Housing

The housing material supports all components and becomes the load carrying component during critical loading. The housing material must:
o withstand impact loads  during  critical  operation;

o have  good  toughness  properties  at  low temperatures;

o have high enough yield strength to resist plastic deformation;

o be easily  cast to rough  shape;

o be  machinable  and lend  itself to repair;

o be economical,  reasonable cost.

    Since it was noted that both the flanges exhibited deformation, it is recommended that the thickness of each flange be increased, and that stiffeners are used.

    The materials which have been considered for the housing are:

o Austempered  Ductile Iron (ADI);

o Alloy Steel in the quenched and tempered condition;

o Carbon Steel, normalized and tempered.



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CAN-ACT CYLINDERS AND CONTROLS INC.
Re: Examination of Components after Testing

    Austempered Ductile Iron (All) is widely used for gears, wear parts, crankshafts, cam shafts, sprockets, and for applications requiring good impact and fatigue strength. ADI is a cast ductile iron which has undergone an austempering heat treatment. The heat treatment produces a microstructure of ausferrite and exhibits approximately twice the strength of standard ductile iron.

    The grades considered possible for use with the AJS are ASTM A 8oJ7-90 125-80-10 (125 ksi ultimate strength, 80 ksi yield strength, 10% elongation) or 150-100-07 (provided in Appendix B). The lower strength grade will have slightly better toughness properties. Published values for impact strength of 125-80-10 using an un-notched charpy sample at 75(degree)F is 75 ft/Ibs.

    ADI exhibits a Modulus of Elasticity of 24.8 X 106 psi in tension and 23.6 X 106 psi in compression. This is lower than the Modulus of Elasticity for steel and therefore the material is less stiff than steel and a greater deflection would be expected for similar loading conditions and cross sections. This must be considered for during design and will require thicker sections and stiffeners to be added.

    ADI is generally not difficult to cast and heat treat with proper equipment. It has an advantage for this type of component in that it exhibits very good castability and relatively small shrinkage factors. It is, however, generally not repairable by welding due to high carbon levels.

        4.1.2                 Alloy Steel

    The use of a cast alloy steel such as an AISI 4340 or 8630 steel equivalent material should also be considered. These steel materials must be in the quenched and tempered condition to provide the best impact and strength properties. The steel used should be tempered to a hardness of about HRC 30 (BHN 200) which will provide an ultimate tensile strength of approximately
    145,000 psi and a yield strength of 110,000 psi. The well tempered martensitic structure will also have good toughness properties over a wide range of temperatures.

    The modulus of elasticity for Steel is approximately 30X10(6)th psi.



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CAN-ACT CYLINDERS AND CONTROLS INC.
Re: Examination of Components after Testing

    Cast steels which may be considered are ASTM A 958 "Castings, Steel and Alloy, Common Requirements, for General Industrial Use." The recommended cast steel is grade SC 4340, class 115/95. This material will exhibit an ultimate strength of 115 ksi and a yield strength of 95 ksi. A copy of ASTM A 958 is provided in Appendix B. Charpy impact testing should be specified to ensure good toughness at low temperatures.

    Steel castings are common and should provide relative ease of manufacture. Considering the shape of the casting, shrinkage and castability may be issue requiring consideration. Other Issues such as warping during heat treating should also be considered.

        4.1.3                 Carbon Steel

    Carbon steel should also be considered from a cost and ease of manufacture point of view. The two primary concerns are toughness at low temperatures, and permanent deformation from deflection.

    If design changes are incorporated which allow more distribution of loads during impact, carbon steel in the normalized and tempered condition may be an option. A typical specification for steel castings is ASTNY A148, "Steel Castings, Nigh Strength for Structural Purposes." A range of strengths are available in this specification from 80 ksi to 200 ksi ultimate tensile strengths. Minimum impact energy requirements should be specified to ensure good toughness at low temperatures. A copy of the specification for ASTM A148 is presented in Appendix B.

    Carbon steel is relatively low cost and easily repairable. Castability and shrinkage may be and issue.

        4.1.4                 Conclusion

    ADI and alloy steel exhibit similar properties when comparing tensile strength, and fatigue strength. The main differences which must be considered are the lower toughness and modules of elasticity of the ADI. Lower modules of elasticity results in a less stiff material and requires design modifications, such as increased section modulus and stiffeners. The





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CAN-ACT CYLINDERS AND CONTROLS INC.
Re: Examination of Components after Testing

    greatest concern with ADI versus steel, is the lower toughness. Toughness information published for ADI uses an un-notched charpy samples and therefore, makes direct comparison with notched steel impact samples difficult. ADI also experiences a reduction in toughness at lower temperatures, similar to steel. It is reported, however that this reduction occurs at lower temperatures than for steel.

    The information found suggests the toughness properties for AD[ are not predictable at low temperatures. It also suggests that ADI is notch sensitive, and may not perform in a tough manner in the presence of a notch.

        4.2                   Shaft Material

    The shaft material used for the prototype was reported to be an EN30B steel with a hardness of HRC 35 (BHN 330). Published properties for EN30B are shown in the table below.

    Material      UTS         YS       Elongation   Hardness       Impact Energy
---------------------------------------------------------------------------------------
                 (psi)       (psi)       (%)         (BHN)    at -50(degree)F (ft./Ibs)
     EN30B      130,000     110,000       7           4-15              15
---------------------------------------------------------------------------------------

EN30B exhibits desirable properties and the proper strength range to use for the shaft. The bending noticed, has occurred at -the interface between the 1.5" section to the 2.3" diameter of the shaft. The radius at this location is very small and should be modified to allow for a smooth transition. The present radius acts as a stress concentrator and may result in fatigue crack problems in the future and likely contributed to the bending noted.

It was discussed that a potential option for the shaft material was a 17-4 PH stainless steel. This is a precipitation hardening grade of stainless steel which is available in several hardness ranges depending upon the thermal treatment used. For the shaft, the material should be used in the H1100 condition which would provide an ultimate strength of 145 ksi and a yield strength of 1 1 5 ksi.

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CAN-ACT CYLINDERS AND CONTROLS INC.
Re' Examination of Components after Testing

    The 17-4 PH stainless steel would be a superior material from a corrosion resistance stand point. Regardless of material chosen, the shaft should be chrome plated to ensure good sliding wear and anti-galling characteristics.

        4.3                   Dog Material

    The steel dog was manufactured from a wrought EN30B and exhibits a surface hardness of HRC 50 (BHN 480). The hardness is quite high and may be the result of surface cold working during milling. This material will perform well as long as the cross section will be able to withstand the impact loading of the AJS. The hardness should be kept to a maximum of HRC 30 (13HN
    290) which will provide good toughness and tensile properties.

    The geometry of the dog may be changed -to increase the section at the base, and reduce the cross section near the upper contact area. This will make the dog appear similar to the "old" style dog as shown in Figure 8. This accomplishes three things. First, the impact loads will be equally distributed around the shaft hole in the housing, which better distributes the load. It also allows the dog to deflect and absorb some of the energy during impact. Thirdly, it provides more bearing area on the shaft by the dog which will reduce the bending moment potential on the shaft.

    The dog can be made from a casting and finished machined to shape. A good material choice for this is ASTM A 958, grade 4340, class 115/95. As an alternative, the dog may also be manufactured from ADI as specified in ASTM A897 150-100-07 if impact testing is performed to prove low temperature toughness properties. Any machining of the dog which requires dimensional change must include a large radius to reduce any stress concentration. This is especially true for the ADI material.

        4.4                   Bushing Material

    The bushing material must be able 'to sustain general operation for a great number of engage, disengage cycles. They should also be able to withstand the environments encountered and high loads during a jackknife situation. The manganese bronze bushing materials are well suited for these conditions and should be considered. It is recommended that the bushings be externally scaled to resist/ abrasive wear from debris during operation.



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Re: Examination of Components after Testing

        4.5                   Fasteners

    To ensure proper clamping forces are achieved, fasteners must be tightened to the proper torque specification. To avoid potential problems with hydrogen embrittlement, fasteners equivalent to SAE grade 5 or less are recommended.

        5.0                   CORROSION CONSIDERATIONS

    There are several potential issues regarding corrosion which should be considered. Corrosion issues are presented in the sections below.

        5.1                   General Corrosion

    The AJS will potentially be subjected to every kind of environment found on the roadways of North America. A coating system must be selected which will allow for the best resistance to these environments. There are several paint systems which work well under atmospheric conditions. The best system for this application should be discussed with an industrial coatings company.

        5.2                   Crevice Corrosion

    Every effort must be made to avoid crevice situations and ensure critical components are sealed or covered. Crevices, even small ones, may lead to significant corrosion problems.

        5.3                   Hydrogen Embrittlement

    Steels are highly susceptible to hydrogen embrittlement with hardness above HFC 35 (BHN 330). This phenomenon results in brittle fracture under sustained loads well below the yield strength of the material. Ensure the hardness of the materials used do not exceed HRC 35 (BHN 330) to minimize the chance of hydrogen embrittlement.


[
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CAN-ACT CYLINDERS AND CONTROLS INC.
Re: Examination of Components after Testing

        6.0                   CASTING CONSIDERATIONS

  o It has been indicated that casting is the desirable method of manufacture for the housing and the dog components. Provided for consideration are some general issues to keep in mind. These are:

  o soundness: ensure the casting is proven sound using radiography as outlined in ASTNi E94. Acceptance criteria is as agreed upon by manufacturer and purchaser;

  o strength: ensure ongoing testing to prove strength and ductility of material used by heat poured or some other agreed upon interval;

  o toughness: ensure testing to prove low toughness properties, by heat poured or some other agreed upon interval;

  o taper: casting allows for tapering loaded sections to increase the cross section near the base, and better distribute loads. The impact face should be flat and may require machining depending on pattern draft requirements;

  o radius:: maximum the radiuses at all support to base locations to minimize stress concentrators; section: increase section at locally high load

  o section: increase section at locally high load areas, and along the flange to avoid twisting during impacts. Casting will also allow for stiffeners to improve ability to absorb loads.

Please contact the undersigned if you have any questions or require further information.

Yours truly,

/s/ BACON DONALDSON
-------------------
    BACON DONALDSON

  Bill Johnson, AScT
  Direct Line: (604) 448-3894
  E-mail: bjohnson@canspec.com

WFJ/mu
Enclosure

Note: Unless otherwise instructed, we shall dispose of all ,carts and test samples sixty days from the date of this report.


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APPENDIX A

Figure 1 AJS in place beneath a trailer showing the dog in the disengaged position.

Figure 2 AJS as received for evaluation showing the top of the bolting flange and the shaft holes with bushings in place.

Figure 3 Bolting flange in place showing the impingement of threads on hole indicating movement of the AJS during operation.

Figure 4 View of bolting flange showing locations of deformation. The worst case location is at position A.

Figure 5 View of support flange showing locations of deformation which correlate to the bolting flange. Worst case location is at position A.

Figure 6 AJS system showing the direct impact deformation and the identification of the support members.

Figure 7 View of the shaft and dog as received. The shaft exhibits bending at the tight radius at section change.


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